SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

         For the fiscal year ended        December 31, 2001

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED].

         For the transition period from            to

                         Commission file number 1-14443

         A.       Full title of the plan and the address of the plan, if
different from that of the issuer named below:    Gartner, Inc. Savings and
Investment Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Gartner, Inc., 56 Top Gallant Road, Stamford, CT 06902-7747


GARTNER, INC.
SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
---------------------------------------------------------------------------------------------------------

                                                                                                    PAGE
INDEPENDENT AUDITORS' REPORT                                                                          1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 2001 and 2000                       2
Statement of changes in net assets available for benefits
         for the year ended December 31, 2001                                                         3
Notes to the financial statements for the years ended December 31, 2001 and 2000                      4

SUPPLEMENTAL  SCHEDULES:
Schedule of assets held for investment purposes as of December 31, 2001                              10

                          Independent Auditors' Report



To the Participants and Administrative Committee of the Gartner, Inc. Savings and Investment Plan:


We have audited the accompanying statements of net assets available for benefits of the Gartner, Inc. Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
St. Petersburg, FL
May 10, 2002


                                 GARTNER, INC.
                          SAVINGS AND INVESTMENT PLAN

                Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000
                                                                                          2001                  2000
                                                                                    ------------------    ------------------
Assets:
     Investments:
        Cash                                                                      $          59,928               163,775
        Investments in registered investment company shares                             144,736,522           145,322,090
        Gartner, Inc. common stock                                                        4,441,651             2,192,648
        Participant loans                                                                 2,799,179             2,542,932
                                                                                    ------------------    ------------------
           Total investments                                                            152,037,280           150,221,445
                                                                                    ------------------    ------------------
     Receivables:
        Employer contribution                                                             2,073,272             2,180,205
        Participant contribution                                                               --                 488,789
        Other                                                                                35,854                 1,348
                                                                                    ------------------    ------------------
           Total receivables                                                              2,109,126             2,670,342
                                                                                    ------------------    ------------------
           Total assets                                                                 154,146,406           152,891,787
                                                                                    ------------------    ------------------
Liabilities:
     Accrued expenses                                                                        50,107                73,218
     Refunds of excess contributions                                                          5,068                46,959
                                                                                    ------------------    ------------------
           Total liabilities                                                                 55,175               120,177
                                                                                    ------------------    ------------------
           Net assets available for benefits                                      $     154,091,231           152,771,610
                                                                                    ==================    ==================

See accompanying notes to the financial statements.


                                 GARTNER, INC.
                          SAVINGS AND INVESTMENT PLAN

                      Statements of Changes in Net Assets
                            Available for Benefits

                For the years ended December 31, 2001 and 2000
                                                                                          2001                  2000
                                                                                    ------------------   -------------------
Additions:
     Investment income (loss):
        Net depreciation in fair value of investments                             $     (21,462,273)          (24,276,362)
        Interest                                                                            235,249               186,803
        Dividends                                                                         2,936,457            12,197,680
                                                                                    ------------------   -------------------
           Investment loss                                                              (18,290,567)          (11,891,879)
     Contributions:
        Participant                                                                      21,299,283            22,034,840
        Employer                                                                         10,273,476             9,822,186
                                                                                    ------------------   -------------------
           Total additions, net                                                          13,282,192            19,965,147
                                                                                    ------------------   -------------------
Deductions:
     Benefits paid to participants                                                       11,867,526            16,941,003
     Administrative expenses                                                                 95,045                98,144
                                                                                    ------------------   -------------------
           Total deductions                                                              11,962,571            17,039,147
                                                                                    ------------------   -------------------
           Increase in net assets available for benefits                                  1,319,621             2,926,000
Net assets available for benefits:
     Beginning of year                                                                  152,771,610           149,845,610
                                                                                    ------------------   -------------------
     End of year                                                                  $     154,091,231           152,771,610
                                                                                    ==================   ===================
See accompanying notes to the financial statements.


                                  GARTNER, INC.
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)    Description of the Plan

       The following description of the Gartner, Inc. Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan provisions.

       (a)    General

              The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been amended and restated at various times in order to comply with regulatory guidance, most recently as of February 22, 2002 (see note 5).

              The Plan covers substantially all domestic full-time employees of Gartner, Inc. and its wholly owned subsidiaries (collectively the Company or Employer). Any employee who customarily works at least 20 hours per week (minimum of 1,000 hours per year) and is at least 18 years of age is eligible to participate in the Plan.

       (b)    Administration

              The Plan is administered by the Administrative Committee (the Plan Committee) which is appointed by the Company's Board of Directors. The Plan Committee is responsible for all administrative aspects of the Plan, including selection of trustees and investment managers, establishment of investment alternatives, determination of benefit eligibility and benefit calculations and interpretation of Plan provisions. The Plan Committee has appointed officers of the Company to act as trustees (the Trustees) to administer the Plan. Administrative expenses are to be paid by the Plan through the use of participant forfeitures. Any administrative expenses in excess of participant forfeitures will be paid by the Company. For the plan years ended December 31, 2001 and 2000, all expenses were paid by the Plan.

       (c)    Contributions

              Participating employees may make annual contributions to the Plan in percentages of not less than 1% or more than 25% of total annual compensation (15% pre-tax, 10% post-tax), as defined in the Plan agreement, subject to Internal Revenue Service (IRS) limitations.

              For 2001 and 2000, the Company is required to match pre-tax participant contributions up to a maximum of 4% of a participant's total compensation, or $4,200, which is 40% of the IRS pre-tax contribution limitation for the years then ended.

              The Plan also provides for a profit sharing contribution comprised of the following elements:

              -- Fixed amount - an amount equal to 1% of a participant's base compensation, subject to an IRS limitation.

              -- Discretionary amount - an amount in excess of the fixed amount solely at the discretion of the Company's Board of Directors based on the financial results of the Company.

              A Company matching contribution of $0 and $227,295, a fixed profit sharing contribution of $2,073,272 and $1,952,910 for the years ended December 31, 2001 and 2000, respectively, have been presented as an employer contribution receivable in the Plan financial statements as of December 31, 2001 and 2000, respectively.

              Effective January 1, 2001, a participant may make "after tax" contributions of up to 10% of the participants compensation, subject to a maximum of $ 17,500 per year.

       (d)    Participants Accounts

              Separate accounts are maintained for each participant of the Plan through the Fidelity Management Trust Company (Fidelity). The participants' accounts are adjusted to reflect contributions and investment earnings such as interest, dividends, and realized and unrealized investment gains and losses.

              Cash, invested in the Fidelity Retirement Money Market Fund, in the amount of $59,928 at December 31, 2001 and $163,755 at December 31, 2000, although a component of the Plan's net assets, is not specifically allocated to participants' accounts and is non-participant directed. This unallocated cash held by the Plan was primarily the result of participants' forfeitures.

       (e)    Investments

              Participants may elect to invest in a variety of specialized investment funds and may make transfers among investment funds at their discretion in whole percentages. The Company's Board of Directors has authorized Fidelity to execute transactions upon direction from the participant within the framework of the trust instrument.

       (f)    Vesting

              Participants are immediately vested in their own contributions and in the Employer's matching contributions. Participants vest in the profit sharing contributions ratably over a five-year period based on date of hire. The date of hire for the employees of acquired companies continues to be their historical date of hire by the acquired company for vesting purposes.

       (g)    Loans to Participants

              Loans to participants are permitted, with the Trustees' consent, in accordance with the limits provided by the Internal Revenue Code. Loans bear interest at a rate equal to prime plus 1% which ranged between 5.75% and 10.5% for loans made during the year ended December 31, 2001, and 9.25% and 10.5% for loans made during the year ended December 31, 2000. Participants receiving loans from the Plan must execute an interest bearing promissory note in the amount of the loan. The terms of the promissory note require that all participants repay their loans based upon a fixed repayment schedule not to exceed a five-year period, except in the case of a primary residence loan for which the repayment period is extended to 15 years. Participant loans are subject to a $1,000 minimum amount and limited to 50% of a Participant's vested account balance, not to exceed $50,000.

       (h)    Payment of Benefits

              Benefits are paid upon retirement (on or after age 55), death or termination of employment, and may also be distributed prior to termination of employment upon reaching age 59-1/2 or because of financial hardship. Participants' benefits are paid in a lump sum equal to the vested value of the Participant's account at the time of payment. With respect to accounts from the former Pension Plan that was merged into this Plan in 1993, an annuity (joint and 50%survivor for married Participants and single life for unmarried Participants) is the standard form of payment. With respect to such Pension Plan accounts, Participants may elect a lump sum payment instead of the annuity, with spousal consent as applicable.

       (i)    Plan Termination

              Although it has not expressed any intent to do so, the Company reserves the right to fully or partially terminate the Plan at any time by action of the Board of Directors or its designee. In such an event, all participants will become fully vested in their account balance as of the date of full or partial termination.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The financial statements have been prepared using the accrual basis of accounting.

       (b)    Valuation of Investments

              The Plan's investments are valued at fair value based upon market prices quoted for the respective funds. Shares of registered company investments are valued at the net asset value of shares held by the Plan at year end.

       (c)    Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (d)    Risks and Uncertainties

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

       (e)    Investment Transactions and Related Income

              Purchases and sales of interests in the investment funds, along with realized gains and losses, are accounted for on the trade date. Realized gains and losses on the sale of investments are calculated based upon the difference between the net sale proceeds and the quoted market value of the fund shares at the beginning of the year or the purchase date, if later. Unrealized gains and losses on investments held by the Plan at December 31, 2001 and 2000, respectively, are calculated based upon the difference between the quoted market value of fund shares held at the end of the year less their quoted market value at the beginning of the year or acquisition date if acquired during the year. Realized and unrealized gains and losses are included in net (depreciation) appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

              Dividends represent the Plan's share in dividend income of the investment funds in which the Plan participates. Income from other investments is recorded as earned on an accrual basis.

(3)    Investments

       Substantially all of the Plan's assets are invested in commingled investment funds managed by Fidelity. A brief description of the funds and investments is as follows:

       (a)    Gartner, Inc. Stock Fund

              The assets of this fund are substantially invested in Gartner, Inc. Class A Common Stock. This Fund also maintains interest-bearing cash, $220,674 and $110,661 at December 31, 2001 and 2000, respectively, to meet liquidity needs from participant withdrawals or transfers.

       (b)    Fidelity Retirement Money Market Fund

              Investments are held in a diversified portfolio of domestic and international short term fixed income securities such as corporate commercial paper, certificates of deposit, Treasury notes and bills and bankers acceptances.

       (c)    Other Funds

              The Magellan, Growth Company, OTC Portfolio and Overseas Funds invest in debt and equity securities of companies of varying sizes with above average growth potential to achieve long-term capital appreciation. The US Equity Index Fund seeks to match the total return of the Standard & Poor 500 Index. The Puritan, Equity Income and Intermediate Bond Funds seek current income and capital preservation as well as the potential for capital appreciation by investing in a diversified portfolio of common and preferred stocks and bonds. The Fidelity Freedom Funds are asset allocation funds that invest in other Fidelity mutual funds; there are four funds that are managed to specific target retirement dates - 2000, 2010, 2020, 2030, and 2040 and a fifth fund, the Fidelity Freedom Income Fund, for those actively seeking high current income. The Fidelity Select Portfolios are mutual funds that invest in specific sectors or industries. Investors are able to obtain targeted diversification with industry specific mutual funds and an opportunity to invest in industries with high growth potential.

              The market value of investments exceeding 5% of Plan assets as of December 31, 2001 and 2000 are summarized as follows:


                                                                               2001                   2000
                                                                        -------------------    -------------------

                 Investments at fair value was determined by
                   quoted at market price:
                        Retirement Money Market Fund                 $        17,006,407             15,488,820
                        Magellan Fund                                         33,392,044             33,595,004
                        Growth Company Fund                                   33,063,696             42,478,667
                        Puritan Fund                                          12,629,037             11,558,706
                        Equity Income Fund                                    17,078,303             15,952,448
                        OTC Portfolio Fund                                     9,403,824             10,779,024


              During 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $21,462,273 and $24,276,362, respectively, as follows:

                                                                                   Year ended December 31,
                                                                          -------------------------------------------
                                                                                 2001                   2000
                                                                          --------------------   --------------------

                 Registered investment company shares                  $       (23,302,006)           (22,497,445)
                 Gartner, Inc. common stock                                      1,839,733             (1,778,917)
                                                                          --------------------   --------------------

                                                                       $       (21,462,273)           (24,276,362)
                                                                          ====================   ====================


(4)    Plan Tax Status

       The Plan obtained its latest determination letter on July 24, 1995, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator continues to believe that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)    Subsequent Plan Changes

       On February 22, 2002, the Plan was amended and restated as of January 1, 2002 to incorporate all amendments made in 1999, 2000, and 2001 as well as the applicable requirements of the Uruguay Round Agreements Act
       (GATT), the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as GUST).

       On March 25, 2002, the Plan was amended, effective January 1, 2002 to clarify the rights of an alternative payee under a qualified domestic relations order to receive an immediate distribution.

       As of January 1, 2002, the Plan operationally implemented certain provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 as required by law.


                                                                                                         Schedule 1
                                GARTNER, INC.
                         SAVINGS AND INVESTMENT PLAN
        Schedule of Assets Held for Investment Purposes at End of Year
                              December 31, 2001
                                                                                                          Current
                                 Description                                           Shares              value
-------------------------------------------------------------------------------   -----------------   -----------------
FMTC Institutional Cash Portfolio*                                                       220,674    $        220,674
Fidelity Retirement Money Market Fund*                                                17,006,407          17,006,407
Fidelity Magellan Fund*                                                                  320,400          33,392,044
Fidelity Growth Company Fund*                                                            621,264          33,063,696
Fidelity Puritan Fund*                                                                   714,716          12,629,037
Fidelity Equity Income Fund*                                                             350,180          17,078,303
Fidelity Intermediate Bond Fund*                                                         511,386           5,277,503
Fidelity Overseas Fund*                                                                  193,489           5,305,471
Fidelity OTC Fund*                                                                       301,695           9,403,824
Spartan U.S. Equity Index Fund*                                                          128,337           5,215,608
Fidelity Freedom Income Fund*                                                             13,155             143,785
Fidelity Freedom 2000 Fund*                                                              150,036           1,728,420
Fidelity Freedom 2010 Fund*                                                               67,568             852,036
Fidelity Freedom 2020 Fund*                                                              134,290           1,689,371
Fidelity Freedom 2030 Fund*                                                              102,570           1,288,279
Fidelity Freedom 2040 Fund*                                                                7,070              52,248
Fidelity Select Health Care*                                                               1,001             127,427
Fidelity Select Technology*                                                                2,677             162,220
Fidelity Utilities Growth*                                                                   683              26,359
Fidelity Financial Services*                                                                 955              96,565
Fidelity Select Natural Resources*                                                         1,045              13,112
Fidelity Select Cyclical Industries*                                                       1,509              22,460
Fidelity Select Consumer Industries*                                                          69               1,601
Loans to Plan participants (interest rates
    ranging from 7 percent to 11 percent)                                                   --             2,799,179
Gartner, Inc. Class A Common Stock**                                                     379,953           4,441,651
                                                                                                      -----------------
                                                                                                    $    152,037,280
                                                                                                      =================
 *  Party-in-interest - affiliate of Plan custodian
**  Party-in-interest - Sponsor of the Plan

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 Gartner, Inc. Savings and Investment Plan

         Date:  June 27, 2002    By:   / s / Regina M.  Paolillo
               --------------       ----------------------------------------

                                 Name:       Regina M. Paolillo
                                      --------------------------------------

                                 Title:      Committee Chairman
                                       -------------------------------------
                                             Executive Vice President &
                                             Chief Financial Officer
                                             Gartner, Inc.

                                    EXHIBITS

Exhibit Number                      Description of Exhibits

         1*                Independent Auditors' Consent, KPMG LLP.


-------------
* Filed herewith.

                                                                      Exhibit 1


                         Consent of Independent Auditors


The Board of Directors
Gartner, Inc.:



We consent to the incorporation by reference in the registration statement ( No. 1-14443) on Form S-8 of Gartner, Inc. of our report dated May 10, 2002, relating to the statements of net assets available for plan benefits of the Gartner, Inc. Savings and Investment Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for plan benefits for the years ended December 31, 2001 and 2000, and the related supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001 which report appears in the December 31, 2001 annual report on Form 11-K of the Gartner, Inc. Savings and Investment Plan.


/s/ KPMG LLP
St. Petersburg, Florida
June 26, 2002